United States Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2002

DIALOG SEMICONDUCTOR PLC

(Translation of Registrant's Name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.)

TABLE OF CONTENTS
1. Other Events

On July 3, 2002, in Germany, the Company issued a press release announcing a collaboration with Bosch to develop High Voltage CMOS Technology for System on Chip (SoC) Solutions. A copy of the Company's press release dated July 3, 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 1, 2002, in Germany, the Company issued a press release announcing its acquisition of the CMOS imaging business from Sarnoff Corporation. A copy of the Company's press release dated July 1, 2002 is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On June 27, 2002, in Germany, the Company issued a press release announcing its expectation of lower Q 2 2002 revenues. A copy of the Company's press release dated June 27, 2002 is attached

2. Exhibits

99.1 Press release of the Company dated July 3, 2002.

99.1 Press release of the Company dated July 1, 2002.

99.1 Press release of the Company dated June 27, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

                            Date  July 3, 2002               By /s/ ROLAND PUDELKO

                                                             Roland Pudelko
                                                             Executive Director, CEO and President

EXHIBIT INDEX

1. Press release of the Company dated July 3, 2002.

2. Press release of the Company dated July 1, 2002.

3. Press release of the Company dated June 27, 2002.

Exhibit 99.1 NEWS RELEASE

Dialog Semiconductor and Bosch collaborate to develop High Voltage CMOS Technology for System on Chip (SoC) Solutions

Kirchheim/Teck-Nabern (Germany) - July 3, 2002 - Dialog Semiconductor Plc (Neuer Markt: DLG, Nasdaq & Nasdaq Europe: DLGS), today announced that it has signed an agreement with Bosch, the world's second largest supplier of automotive technology, to develop and qualify high voltage options for CMOS technology to be used in automotive applications.

The first focus for this collaboration is the joint qualification of the technology for single chip integrated circuits (ICs) to control small electrical motors, to be used by one of Bosch's business units.

High voltage CMOS technology is significant because it enables the integration of high performance analog circuits, embedded flash memory, microcontroller, high density digital logic and high voltage (40V) circuits on a single chip. Integrated systems on a chip are progressively capturing a significant share of the global chip market. According to Cahners In-Stat, the SoC market is projected to grow to around 1.3 billion units in 2004.

Roland Pudelko, CEO & President of Dialog Semiconductor commented, "We are pleased to be working again with a top tier company to extend the utilisation of our core technology. With our power management and audio chips, we have proved in the wireless sector that we can work with leading industry players to develop advanced solutions which address the major challenge of enhanced market expectations. We now expect to be at the forefront of automotive electronics too."

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal component and system level solutions for wireless communications, automotive and industrial applications. Dialog's innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Sweden, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and included in the Nemax50 since December 27, 2001.

Information about Bosch

Bosch is a worldwide name in a large number of areas. These include, for example, electrical and electronic automotive technology, power tools, household appliances, thermotechnology, as well as automation technology and packaging technology. The Bosch group is active worldwide and is one of the largest companies in the Federal Republic of Germany in terms of turnover, which amounted to Euro 34 billion in 2001. Today, the Bosch Group has approx. 221,000 employees and around 250 subsidiaries and associated companies in over 50 countries.

D I S C L A I M E R

This press release contains "forward-looking statements". All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone       +49-7021-805-412
Fax             +49-7021-805-200
E-mail          birgit.hummel@diasemi.com
Internet        www.dialog-semiconductor.com

Exhibit 99.2 NEWS RELEASE

Dialog Semiconductor acquires CMOS imaging business from Sarnoff Corporation

Kirchheim/Teck-Nabern (Germany) - July 1, 2002 - Dialog Semiconductor Plc (Neuer Markt: DLG, Nasdaq & Nasdaq Europe: DLGS), today announced that it has acquired the CMOS imaging business and associated CMOS Active Pixel Sensor (APS) patent portfolio from the New Jersey, USA based Sarnoff Corporation, the research and development institute formerly known as RCA Laboratories. The two companies will partner for long term development of imaging technology and Sarnoff will continue its CMOS business in advanced imaging for medical, government and low volume applications.

Effective immediately, the new technology extends Dialog's product portfolio. Its power management and audio chipsets are already established in mobile phones, and now Dialog can offer advanced camera-on-a-chip technology as a highvolume fabless CMOS imaging company. As part of the agreement, a core team from Sarnoff is designated to transfer and implement the technology at Dialog. The financial terms of the deal were not disclosed.

Commenting on the significance of the acquisition, Roland Pudelko, CEO & President of Dialog Semiconductor, said, "The advantage to our customers is that we will own the key element which helps to drive down the cost and power consumption of camera modules for high volume markets".

Sarnoff's CEO, Dr. Satyam Cherukuri said "We are very excited about combining Dialog's excellent design, manufacturing and marketing expertise along with our advanced design technology which together will make a competitive, world class imaging business."

Sarnoff is a pioneer in CMOS imaging, with an extensive patent portfolio, and several high volume image sensor design wins. Its CMOS active pixel sensor (APS) design, first used in radiography applications in 1998, is a key enabling technology which offers unique competitive advantages in low cost digital cameras, mobile phones and automotive applications.

Sensors using CMOS imaging technology are expected to replace the CCD sensors used in the majority of the current generation of digital still and motion cameras and in other equipment requiring image sensing and processing.

According to market research from iSuppli Corp's market intelligence service, unit volumes of CMOS sensors are projected to grow from 18 million devices worth $367 million in 2001, to 72 million units worth more than $1 billion by 2005. On this basis, CMOS image sensors will represent about 47% of all image sensor devices shipped by 2005, up from 23% in 2001. Cahner's In-Stat on the other hand believes the market is larger, forecasting 200 million units being shipped by 2005, representing about 80% of all image sensors shipped in that year.

Whatever the differences in the figures, some analysts in North America and Asia predict that one of the key applications driving the present growth of CMOS image sensors is mobile video image messaging, and in the long-term automotive applications will be a major driver of growth. In addition applications such as digital still cameras, dual mode cameras (still and video pictures) and web cameras, other areas that may benefit from the new technology acquired by Dialog include:

- Portable wireless imaging - when mobile users want to send realtime video whilst on the move, the camera needs a wide dynamic range with fast response times to capture a truly panoramic image.

- Automotive guidance and collision avoidance systems - using night vision infrared illumination, it is possible to improve visibility with fast and accurate responses.

- Finger print recognition

- Security and surveillance

- Digital watch cameras

- Personal digital assistants (PDAs) and notebooks

- Television and video conferencing

Dialog Semiconductor will hold a conference call to discuss this press release and related matters at 9:30 am UK-time (10:30 am German time) on July 1, 2002.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal component and system level solutions for wireless communications and automotive applications. Dialog's innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Sweden, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and included in the Nemax50 since December 27, 2001.

Information about Sarnoff

Sarnoff Corporation, a subsidiary of SRI International, creates and commercialises electronic, biomedical and information technology for clients worldwide. Founded in 1942 as RCA Laboratories, it produces innovations in such areas as integrated circuits, lasers, and imagers; computational drug discovery and drug manufacture and delivery; digital TV and video; vision processing software and hardware; high-performance networking; and wireless communications. Its history includes the development of color TV, the liquid-crystal display, the disposable hearing aid, and a leadership role in creating the new U.S. digital and HDTV standard. Sarnoff also founds new companies to bring its technologies to market. Twenty such companies are in various stages of development.

D I S C L A I M E R

This press release contains "forward-looking statements". All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Contact

Dialog Semiconductor                               Sarnoff Corporation
Birgit Hummel                                      Tom Lento
Neue Strasse 95                                    201 Washington Road
D-73230 Kirchheim/Teck - Nabern                    USA-Princeton, NJ 08540-6449
Telephone: +49-7021-805-412                        Telephone: +1 (609) 734-3178
Fax:       +49-7021-805-200                        Fax:       +1 (609) 734-2040

E-mail: birgit.hummel@diasemi.com                  E-mail: tlento@sarnoff.com
Internet:  www.dialog-semiconductor.com            Internet:  www.sarnoff.com

Exhibit 99.3 NEWS RELEASE

Dialog Semiconductor expects lower Q 2 2002 revenues

Kirchheim/Teck-Nabern (Germany) - June 27, 2002 - Dialog Semiconductor Plc (Neuer Markt: DLG, Nasdaq & Nasdaq Europe: DLGS), today announced anticipated Q2 results which will be lower than general market expectations and will show a reduction in revenues of about 10% compared to the first quarter of 2002. These results will reflect the ongoing depressed trading conditions in the semiconductor and wireless sectors. The lower revenues have given rise to a lower gross margin and, combined with the maintenance of the company's investment in research and development, this will result in operating losses increasing compared to Q1 2002. Loss per share (EPS), after taking account of a further recovery of EUR 0.8 million of the ESM write off, may show a shortfall against the consensus estimate of around EUR -0.07 and is estimated to be EUR -0.09 for the second quarter 2002. Dialog anticipates continued difficult market conditions through the third quarter 2002.

Dialog will release its final results for the second quarter 2002 on July 24, 2002.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal component and system level solutions for wireless communications and automotive applications. Dialog's innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Sweden, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and included in the Nemax50 since December 27, 2001.

D I S C L A I M E R

This press release contains "forward-looking statements". All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone       +49-7021-805-412
Fax             +49-7021-805-200
E-mail          birgit.hummel@diasemi.com
Internet        www.dialog-semiconductor.com